BlackRock MuniYield Investment Quality Fund
File No. 811-07156
Item No. 77Q1(d) (Copies of All Constituent Instruments Referred to in Sub-Item 77I) -- Attachment

A copy of an amendment to the Certificate of Designation Dated December 15, 2011 Establishing and Fixing the Rights and Preferences of Variable Rate Muni Term Preferred Shares is attached under Sub-Item 77Q1(a).